Exhibit 99.1

4900 West 78th Street Bloomington, MN 55435 USA	Tel: 952-820-0080 Fax: 952-820-0060	www.AugustTech.com info@augusttech.com

For Release on February 7, 2005
Contact:

Stan Piekos, Chief Financial Officer
August Technology
952-820-0080
Stan.Piekos@augusttech.com

August Technology Awaits Signing of
 Confidentiality Agreement by Rudolph

Minneapolis – February 7, 2005 – August Technology Corporation (NASDAQ:AUGT) announced today that it continues to await signing of an acceptable confidentiality agreement by Rudolph Technologies, Inc. (NASDAQ: RTEC) and therefore is not engaged in any discussions with Rudolph.  Under the terms of August Technology’s Merger Agreement with Nanometrics Incorporated, August Technology is prohibited from entering into discussions with any third party, including Rudolph, unless that party signs a confidentiality agreement with provisions that are no less favorable to August than those contained in the confidentiality agreement signed by both August Technology and Nanometrics.  August Technology delivered a confidentiality agreement to Rudolph on January 28, 2005, but Rudolph has to date been unwilling to enter into the form of confidentiality agreement required for discussions with Rudolph to proceed.  August Technology continues to be willing to exchange information with Rudolph and further evaluate its offer if Rudolph signs the required confidentiality agreement.

August Technology continues to believe that the proposed merger with Nanometrics will create significant long-term value for the shareholders of both companies.  Both August and Nanometrics remain committed to the merger and are working collaboratively to prepare a joint proxy statement/prospectus that will be mailed to shareholders of August Technology and Nanometrics in connection with shareholder meetings to approve the merger.

About August Technology

August Technology’s automated inspection, metrology and data analysis solutions provide critical product and process enhancing information, which enables microelectronic device manufacturers to drive down costs and time to market.  With the first all-surface advanced macro inspection solution, August Technology has incorporated frontside, backside and wafer edge inspection in a single system.  Following detection August Technology’s decision tools correlate the defect data across surfaces and provide the comprehensive information necessary for device manufacturers to make process-enhancing decisions.  Headquartered in Bloomington, Minnesota, August Technology supports its customers with a worldwide sales and service organization.  Additional information can be found on the company’s web site at www.augusttech.com.

Additional Information and Where to Find It

Nanometrics Incorporated, August Technology Corporation and Minor League Merger Corporation (which will be renamed by Nanometrics Incorporated and August Technology Corporation in connection with the proposed merger) intend to file a joint proxy statement/prospectus in connection with the merger transaction involving Nanometrics Incorporated, Major League Merger Corporation, Minor League Merger Corporation and August Technology Corporation.  Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction.  The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Nanometrics Incorporated and August Technology Corporation and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Nanometrics Incorporated and August Technology Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec/gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics Incorporated or August Technology Corporation investor relations at investors@nanometrics.com and invest@augusttech.com, respectively.

August Technology Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation with respect to the transactions contemplated by the Nanometrics Merger Agreement. Information regarding such officers and directors is included in August Technology Corporation’s Proxy Statement for its 2004 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 11, 2004.  This document is available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from August Technology Corporation investor relations at invest@augusttech.com.

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